REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

Reg Technologies Inc.
(the “Company” or “Reg” )

REG TECHNOLOGIES INC. ENTERS INTO PR
CONTRACT WITH QUALICO CAPITAL CORP.

For Immediate Release: June 16, 2008, Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) is pleased to announce that it has entered into a contract (the “PR Agreement”) to retain the public relations services of Qualico Capital Corp. (“Qualico”), a public relations company, to assist with dissemination of news and information to the public, communication with the financial community, communication with Reg’s current shareholder base, and corporate compliance issues.

Qualico was registered in the state of Nevada in January, 2006 by Peter Lindhout, President of Qualico, and has offices located at Suite 901, 2055 Yukon Street, Vancouver, BC, Canada. Qualico is not related to Reg Technologies Inc., nor does it have any direct or indirect material interest in Reg Technologies Inc. or its securities, and does not have any right or intention to acquire any such interest.

The term of the PR Agreement is six months. Reg Technologies Inc. will pay Qualico a fee of $10,000, to be paid in full, in advance, upon commencement of the contract. Reg Technologies Inc. will also reimburse Qualico for its reasonable expenses incurred in connection with its services under the PR Agreement.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.